THE UNITS EVIDENCED BY THIS DOCUMENT ARE SUBJECT TO RESTRICTIONS ON ASSIGNMENT AND TRANSFER SET FORTH HEREIN. THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNTIL REGISTERED OR UNTIL THE BOARD OF MANAGERS HAS RECEIVED AN OPINION OF LEGAL COUNSEL, OR OTHER ASSURANCES SATISFACTORY TO THE BOARD OF MANAGERS, THAT A UNIT MAY LEGALLY BE SOLD OR OTHERWISE TRANSFERRED WITHOUT REGISTRATION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

LIMITED LIABILITY COMPANY AGREEMENT

OF

WE OWN ASSETS, LLC – EVWINCO 1, PS

Effective as of January 8, 2020

4610101.4

TABLE OF CONTENTS

Appendix and Schedules

Appendix A: Tax Matters
Schedule A: Members Schedule
Schedule B: Form of Joinder Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

WE OWN ASSETS, LLC – EVwinCO 1 PS

THIS LIMITED LIABILITY COMPANY AGREEMENT OF We Own Assets, LLC – EVwinCO 1 PS, a Colorado limited liability company (the "*Company*"), is adopted and executed, effective as of January 8, 2020 (this "*Agreement*"), by and among: (i) the Company; (ii) Jason Lee Younker; (ii) Tyler Hart Younker (collectively with Jason Lee Younker, the "*Initial Members*"); and (iv) any members admitted to the Company after the date hereof in accordance with the terms and conditions of this Agreement (collectively with the Initial Members, the "*Members*"). Unless the context otherwise requires, terms used in this Agreement that are capitalized and not otherwise defined in context have the meanings set forth or cross-referenced in **Article 2**.

RECITALS

A.   WHEREAS, the Company was formed as a limited liability company pursuant to the Colorado Limited Liability Company Act, by the filing of the Articles of Organization of the Company with the Secretary of State of the State of Colorado on June 9, 2019;

B.   WHEREAS, the Members desire to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

C.   NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions contained herein, the parties hereto hereby agree as follows:

ARTICLE 1
ORGANIZATIONAL MATTERS

1.1   Formation of the Company; Term. The Company was organized as a Colorado limited liability company as set forth in the above Recitals. The Company shall hereafter be governed by, and operated pursuant to, the terms and provisions of this Agreement. Unless sooner dissolved under the Act, the Company is to continue in perpetuity.

1.2   Name. The name of the Company is: "We Own Assets, LLC – EvwinCO 1 PS" or such other name or names as may be selected by the Board from time to time.

1.3   Purpose of the Company; Business. The Company was formed for the purpose of engaging in any lawful act or activity for which limited liability companies may be organized under the Act.

1.4   Principal Place of Business, Office and Agent. The principal place of business of the Company and the office where the records are kept is 1624 Market St # 202-92506, Denver, CO 80202-1518, or at such other location as is specified from time to time by the Board. The registered office of the Company in the State of Colorado is at the offices of the registered agent of the Company in Colorado. The registered agent of the Company in Colorado is Registered Agents Inc., 1942 Broadway St, STE 314C, Boulder, CO 80302. The Board, from time to time, may change the registered agent in Colorado or the principal place of business of the Company. The Company also may establish additional places of business or offices for maintenance of records as the Board determines are necessary or appropriate. At the option of the Board, this **Section 1.4** may be amended by the Board (without the need for any action by the Members) to reflect each change in the identity or address of the registered agent in Colorado.

      1.5   **Fictitious Business Name Statement; Other Certificates**. The Officers will, from time to time, register the Company as a foreign limited liability company and file fictitious or trade name statements or certificates in those jurisdictions and offices as the Officers or the Board considers necessary or appropriate. The Company may do business under any fictitious business names selected by the Board. The Officers will, from time to time, file or cause to be filed certificates of amendment, certificates of cancellation, or other certificates as the Board reasonably considers necessary or appropriate under the Act or under the laws of any jurisdiction in which the Company is doing business to establish and continue the Company as a limited liability company or to protect the limited liability of the Members.

      1.6   **Limited Liability Company Agreement**. The Members and the Company hereby execute this Agreement for the purpose of continuing the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. The Members hereby agree that during the term of the Company set forth in **Section 1.1** the rights, powers and obligations of the Members with respect to the Company will be determined solely in accordance with the terms and conditions of this Agreement and, except where the Act provides that such rights, powers and obligations specified in the Act shall apply "unless otherwise provided in a limited liability company agreement" or words of similar effect and such rights, powers and obligations are set forth in this Agreement, the Act.

      1.7   **No State Law Partnership**. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this **Section 1.7**, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, as applicable, state or local income tax purposes and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.


ARTICLE 2
DEFINITIONS


      "*Act*" means the Colorado Limited Liability Company Act, and any successor statute, as amended from time to time.

      "*Adjusted Capital Account*" means, as of the end of any Tax Year, a Member's Capital Account balance as of the end of such Tax Year, taking into account, as appropriate, all contributions made by such Member and distributions made to such Member during such Tax Year and any special allocations required by Sections 3.2, 3.3, 3.4(a), 3.4(b), 3.4(d), 3.4(e) and 3.4(f) of **Appendix A** attached hereto, without duplication, increased by the sum of: (a) such Member's

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share of Company Minimum Gain (as defined in **Appendix A** attached hereto); (b) such Member's share of Member Nonrecourse Debt Minimum Gain (as defined in **Appendix A** attached hereto); and (c) the amount if any the Member is then treated as obligated to contribute to the Company, in each case determined after taking into account any such special allocations.

"*Affiliate*" means, with respect to any Person: (a) any other Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with, such Person; (b) that is a natural Person, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, of such Person; and (c) any trust, family limited partnership, family limited liability company or other estate planning entity, the beneficiaries, partners or members of which include a Member or such Member's spouse, lineal descendants or stepchildren.

"*Agreement*" has the meaning set forth in the preamble.

"*Board*" or *Board of Managers*" has the meaning set forth in **Section 6.1**.

"*Book*" means the method of accounting prescribed for compliance with the capital account maintenance rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations as reflected in Articles 2 and 3 of **Appendix A** attached hereto, as distinguished from any accounting method which the Company may adopt for other purposes, such as financial reporting.

"*Book Value*" means, with respect to any item of Company property, the Book value of such Company property within the meaning of Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations; except, that, if the Company adopts the remedial allocation method described in Section 1.704-3(d) of the Treasury Regulations with respect to any item of Company property, then the Book Value of such Company property will be its Book basis determined in accordance with Section 1.704-3(d)(2) of the Treasury Regulations.

"*Capital Account*" means the capital account of a Member maintained as required by **Section 4.4(a)** and **Appendix A** attached hereto.

"*Cause*" with respect to any particular Manager, has the meaning set forth in any effective manager agreement, or other written contract of engagement entered into between the Company and such Manager, or if none or if "Cause" is not defined in any such agreement, then "Cause" means any of the following: (i) repeated failure to perform substantially such Manager's duties to the Company (other than any such failure resulting from disability); (ii) fraud or embezzlement, material dishonesty or breach of fiduciary duty against the Company or any of its Subsidiaries, or willful misconduct or gross negligence in the performance of such Manager's duties; (iii) any conviction of, or the entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony (or any state-law equivalent) or that involves moral turpitude, or any willful or material violation by such Manager of any federal, state, or foreign securities laws; (iv) any conviction of any other criminal act or act of material dishonesty, disloyalty, or misconduct by such Manager that has a material adverse effect on the property, operations, business, or reputation of the Company or any of its Subsidiaries; (v) material violation of any Company policy; or (vi) a material breach of any restrictive covenant or agreement with the Company or any of its Subsidiaries.

3

"*Code*" means the Internal Revenue Code of 1986, as amended. References to specific sections of the Code will be deemed to include references to corresponding provisions of any succeeding internal revenue law of the United States of America.

"*Company*" has the meaning set forth in the Preamble.

"*Confidential Information*" means any trade secrets or other intellectual property or confidential business, proprietary and technical information of the Company or any Subsidiary or any of their respective customers or vendors, whatever its nature and form and without limitation as to when or how the Company or any Subsidiary may have acquired such information, including, without limitation the Company's and each Subsidiary's unique selling and servicing methods and business techniques, training, service and business manuals, expansion plans, strategic plans, marketing plans, promotional materials, training courses and other training and instructional materials, vendor and product information, contracts, customer and prospective customer lists, other customer and prospective customer information and other business information and know-how. The term "*Confidential Information*" excludes any information that is or becomes generally available to the public through no action of the Person (including its representatives and agents) responsible for maintaining the confidentiality of such information.

"*Control*," including the terms "*Controlled by*" and "*under common Control with*," means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies or affairs of a Person, whether through ownership of voting securities, by contract or otherwise, as executor, trustee or otherwise.

"*Conversion*" has the meaning set forth in **Section 6.11(a)**.

"*Courts*" has the meaning set forth in **Section 11.7**.

"*Covered Units*" means any units of membership interests or equity securities of any kind.

"*Drag-Along Member*" has the meaning set forth in **Section 7.2(a)**.

"*Drag-Along Notice*" has the meaning set forth in **Section 7.2(c)**.

"*Drag-Along Sale*" has the meaning set forth in **Section 7.2(a)**.

"*Dragging Member*" has the meaning set forth in **Section 7.2(a)**.

"*Fair Market Value*" means the price at which the property being valued would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both being reasonably informed of the relevant factors and in light of the circumstances and prospects surrounding the business of the Company, as determined in good faith by the Board.

"*Fair Value*" means, for any Unit and as of any date, the value of such Unit as determined in good faith by the Manager.

"*Fiscal Year*" means the fiscal year of the Company, as determined by the Board from time to time, initially meaning the calendar year.

"*General Enforceability Exceptions*" has the meaning set forth in **Section 3.1(b)**.

"*Indemnified Person*" has the meaning set forth in **Section 6.8(d)**.

"*Initial Members*" has the meaning set forth in the preamble.

"*Joinder Agreement*" means the joinder agreement in form and substance attached as **Schedule B**.

"*Manager*" has the meaning set forth in **Section 6.1.**

"*Members*" has the meaning set forth in the preamble.

"*Net Book Income*" means, for any period, the excess, if any, of the Company's items of income and gain for such period over the Company's items of loss and deduction for such period, as computed for Book purposes; provided that, notwithstanding any other provisions of this Agreement, any items that are specially allocated pursuant to Sections 3.2, 3.3, 3.4(a), 3.4(b), 3.4(d), 3.4(e) and 3.4(f) of **Appendix A** attached hereto will not be taken into account in computing the Net Book Income.

"*Net Book Loss*" means, for any period, the excess, if any, of the Company's items of loss and deduction for such period over the Company's items of income and gain for such period, as computed for Book purposes; provided that, notwithstanding any other provisions of this Agreement, any items that are specially allocated pursuant to Sections 3.2, 3.3, 3.4(a), 3.4(b), 3.4(d), 3.4(e) and 3.4(f) of **Appendix A** attached hereto will not be taken into account in computing the Net Book Loss.

"*Officer*" means any Persons holding the offices of the Company created pursuant to **Section 6.6**.

"*Percentage Interest*" means, as of any given time, as to any Member, a fraction, expressed as a percentage, equal to the number of Units held by such Member, divided by the total number of Units outstanding.

"*Person*" means any natural person, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, governmental authority or any other organization, irrespective of whether it is a legal entity, and includes any successor (by merger or otherwise) of such entity.

"*Prohibited Member Transfer*" has the meaning set forth in **Section 7.1(e)**.

"*Secondary Indemnitor*" has the meaning set forth in **Section 6.8(d)**.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Significant Sale*" means either (i) the sale, lease, license, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Company, or (ii) a transaction or a series of related transactions (including by way of merger, consolidation, recapitalization, reorganization or sale of securities by the holders of securities of the Company) the result of which is that the Members immediately prior to such transaction or series of related transactions are (after giving effect to such transaction or series of related transactions) no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Securities Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting securities of the Company.

"*Subsidiary*" means any corporation, company or other entity: (a) more than 50% of whose outstanding shares, units or other securities (representing the right to vote for the election of directors, managers or other managing authority) are; or (b) which does not have outstanding shares or securities (as may be the case in a partnership, limited liability company, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right generally to make decisions for such other entity is, in each case, now or hereafter, owned or Controlled, directly or indirectly, by the Company.

"*Target Balance*" means, for any Member as of any date, the difference determined by subtracting (ii) from (i), where (i) is the amount that would be distributable to such Member on such date if: (a) all the assets of the Company (including intangible assets such as goodwill) were sold for cash equal to their respective Book Values as of such date; (b) all liabilities of the Company were paid in full (except, that, in the case of a nonrecourse liability, such payment would be limited to the Book Value of the asset or assets securing such liability); and (c) all remaining cash was distributed to the Members pursuant to **Section 5.1** and (ii) is the sum of: (a) such Member's share of Company Minimum Gain (as defined in **Appendix A** attached hereto); and (b) such Member's share of Member Nonrecourse Debt Minimum Gain (as defined in **Appendix A** attached hereto), both determined after taking into account any special allocations required by Sections 3.2, 3.3, 3.4(a), 3.4(b), 3.4(d), 3.4(e) and 3.4(f) of **Appendix A** attached hereto.

"*Tax Matters Representative*" has the meaning set forth in **Section 6.7(a)**.

"*Tax Year*" means, except as otherwise required by the Code, the Fiscal Year.

"*Taxing Authority*" has the meaning set forth in **Section 5.2**.

"*Transfer*" means any direct or indirect sale, issuance, assignment, pledge, hypothecation, encumbrance, disposition, transfer (including a transfer by will or intestate distribution), gift or attempt to create or grant a security interest in any security or interest therein or portion thereof, whether voluntary or involuntary, by operation of law or otherwise. "*Transfer*" when used as a noun shall have a correlative meaning. "*Transferor*" and "*Transferee*" mean a Person who makes or receives a Transfer, respectively.

"*Treasury Regulations*" means the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"*Units*" has the meaning set forth in **Section 4.1**.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1 **Representations and Warranties of the Company**. The Company represents and warrants to the Members that:

(a) The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Colorado and has the requisite limited liability company power and authority to enter into this Agreement and to undertake the transactions contemplated by this Agreement without the consent of any other Person.

(b) This Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with the terms of this Agreement, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance and other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (collectively, the "*General Enforceability Exceptions*").

(c) The Company is classified as a partnership for federal income tax purposes pursuant to Section 7701(a)(2) of the Code and the Treasury Regulations thereunder.

3.2 **Representations and Warranties of Each Member**. Each Member, severally and not jointly, as to such Member only, represents and warrants to the Company and each other Member that:

(a) If a corporation, the Member is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation and has the requisite corporate power and authority to enter into this Agreement and to undertake the transactions contemplated by this Agreement.

(b) If a partnership or limited liability company, the Member is duly organized, validly existing and in good standing under the laws of the state of its formation and has the requisite power and authority to enter into this Agreement and to undertake the transactions contemplated by this Agreement.

(c) If a trust:

(i) the Member is a trust duly formed under the laws of its jurisdiction of formation and has the requisite power and authority to enter into this Agreement and to undertake the transactions contemplated by this Agreement without the consent of any other Person (including any beneficiary of such trust);

(ii) the trustee or co-trustees of such trust have full, exclusive power to act on behalf of and legally bind such trust and its assets; and

(iii)   no beneficiary of such trust has challenged or has a basis for challenging any of the actions by the trust or its trustees under the trust agreement, deed of trust or other organizational or governing documents of such trust.

(d)   If an individual, the Member is legally competent to enter into this Agreement and to undertake the transactions contemplated by this Agreement without the consent of any other Person.

(e)   The address of the Member set forth on the signature page hereto is true, correct and complete.

(f)   This Agreement has been duly authorized, executed and delivered by the Member and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Member enforceable against such Person in accordance with the terms of this Agreement, except as such enforcement may be limited by the General Enforceability Exceptions.

(g)   The Member is acquiring Units for the Member's own account for investment only, and not with a view to, or for sale in connection with, any distribution of the Units in violation of the Securities Act, or any rule or regulation under the Securities Act.

(h)   The Member has had such opportunity as the Member has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Member to evaluate the merits and risks of the Member's investment in the Company.

(i)   The Member has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the purchase of the Units and to make an informed investment decision with respect to such purchase.

(j)   The Member can afford a complete loss of the value of the Units and is able to bear the economic risk of holding such Units for an indefinite period.

(k)   The Member understands that (i) the Units have not been registered under the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act, (ii) the Units cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 or otherwise may not be available for at least one year and even then will not be available unless a public market then exists for the Units, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and (iv) there is now no registration statement on file with the Securities and Exchange Commission with respect to any Units and the Company has no obligation or current intention to register the Units under the Securities Act.

(l)   The Member understands that he, she or it is limited by Regulation CF of the Securities Act in the amount he, she or it can purchase, based on his income, and he, she or it represents and warrants that his, her, or its purchase of Units do not violate any applicable provision of federal law. The Member also understands that he is not allowed under the Regulation CF of the Securities Act to sell the Units for at least one year after purchase, and acknowledges

8

that, even after the time restrictions have expired, the market for Units sold under Regulation CF of the Securities Act is limited and may not exist at all. With respect to these provisions, the Member agrees to indemnify and hold harmless Company from and against any claim that the Member has violated any provision of federal or state law with respect to crowdfunding activities.

(m)   The Member shall look solely to the assets of the Company for the return of his, her, or its Capital Contribution and shall have no right or power to demand or receive assets other than cash from the Company.

3.3   Irrevocable Proxy and Power of Attorney. Each Member other than Jason Lee Younker and Tyler Hart Younker (the "***Non-Manager Member***") hereby appoints the Managers and any designee of the Managers, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to such Non-Manager Member's Units in accordance with the provisions of **Article 6** and to the extent permitted by applicable law. This proxy and power of attorney is given to secure the performance of the duties of the Non-Manager Member under this Agreement. Each Non-Manager Member shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by each Non-Manager Member shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by any Non-Manager Member with respect to such Non-Manager Member's Units. The power of attorney granted by each Non-Manager Member herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Non-Manager Member. The proxy and power of attorney granted hereunder shall terminate upon the termination of the provisions of **Article 6**, in accordance with their terms. Other than as provided in this **Section 3.3**, no Member shall grant any proxy or become party to any voting trust or other agreement with respect to their respective Units that is inconsistent with, conflicts with or violates any provision of this Agreement.

ARTICLE 4
CAPITAL

4.1   Membership Interests.

(a)   The capital of the Company consists of membership interests that constitute limited liability company interests under the Act. The membership interests of the Company are represented by units (the "***Units***"), which shall have the rights, preferences, privileges and restrictions set forth in this Agreement. The Company may issue fractional Units.

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement attached hereto on Schedule B. Upon the execution of the Joinder Agreement by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units.

4.2 **Initial Units; Additional Units**. As of the date hereof, each of the Initial Members holds in respect thereof the number of Units set forth opposite such Initial Member's name on **Schedule A** attached hereto. The Board shall have the right at any time and from time to time to authorize and cause the Company to create and/or issue additional Units or classes or series of Units to any Person, in which event, (i) all Units of a class, group or series shall be diluted in an equal manner as to the other Units of such class, group or series, with respect to such issuance, subject to differences in rights and preferences of different classes, groups and series of Units, and (ii) the Board shall have the power to amend this Agreement and/or **Schedule A** attached hereto to reflect such additional issuances and dilution and to make any such other amendments as it deems necessary or desirable to reflect such additional issuances (including, without limitation, amending this Agreement to increase the number of Units of any class, group or series, to create and authorize a new class, group or series of Units and to add the terms of such new class, group or series including economic and governance rights which may be different from, senior to or more favorable than the other existing Units), in each case without the approval or consent of any other Person. Any Person who acquires Units may be admitted to the Company as a Member in accordance with this Agreement.

4.3 **Additional Contributions**. Except as a Member may subsequently agree in writing with respect to such Member, no Member is obligated to make any additional capital contribution to the Company.

4.4 **Capital Accounts**.

(a)   Each Member will have Capital Account maintained as set forth in **Article 2** of **Appendix A** attached hereto.

(b)   A Member will have no obligation to the Company, any other Member or any third party to restore a negative balance in such Member's Capital Account.

4.5 **Allocations**.

(a)   Except as stated in Article 3 of **Appendix A** attached hereto, the Net Book Income and the Net Book Loss of the Company (and, if necessary, items of gross Book income, gain, loss and deduction) will be allocated in such a manner as to cause the Capital Account of each Member, after taking into account, as appropriate, all contributions made by such Member and distributions made to such Member during such Tax Year and any special allocations required by Sections 3.2, 3.3, 3.4(a), 3.4(b), 3.4(d), 3.4(e) and 3.4(f) of **Appendix A** attached hereto, as nearly as possible to equal its respective Target Balance.

(b)   Except as stated in Article 4 of **Appendix A** attached hereto, each item of income, gain, loss and deduction as determined for federal income tax purposes will be allocated, to the maximum extent possible, in the same manner as the corresponding items are allocated for Book purposes.

4.6 **Treatment of Capital Contributions**. No Member will be entitled to interest on such Member's capital contributions nor will any Member be entitled to demand the return of all or any part of such capital contributions.

4.7 **Not Liable for Return of Capital**. No Member will be liable for the return of the capital contributions of any other Member or any portion thereof, and such return will be made solely from available Company assets, if any.

4.8 **Benefits of Agreement**. Nothing in this Agreement, and, without limiting the generality of the foregoing, in this **Article 4**, expressed or implied, is intended or shall be construed to give to any creditor of the Company or to any creditor of any Member or any other Person, other than the Members and the Company, any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenant, condition or provisions herein contained, and such provisions are and will be held to be for the sole and exclusive benefit of the Members and the Company, except as set forth in **Section 6.8(d)**.


ARTICLE 5
DISTRIBUTIONS


5.1 **Distributions Generally**. Subject to the provisions of this Agreement, the Board will have the right to determine whether, and to what extent, distributions will be made by the Company to the Members. The amount of cash and other property to be distributed under this **Section 5.1** will be distributed to the Members, pro rata in accordance with their respective Units.

5.2 **Taxes Withheld or Paid**. The Company will at all times be entitled to make payments with respect to each Member in amounts required to discharge any obligation of the Company to withhold or make payments to any U.S. federal, state, local or foreign taxing authority ("*Taxing Authority*") with respect to any issuance of Units, distribution or allocation of income or gain to such Member and to withhold (or deduct) the same from distributions to such Member. Any funds withheld from a distribution by reason of this **Section 5.2** will nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company makes any payment to a Taxing Authority in respect of a Member hereunder that is not withheld from actual distributions to the Member, then the Member will (on demand from the Company) reimburse the Company for the amount of such payment. The amount of a Member's reimbursement obligation under this **Section 5.2**, to the extent not paid, will be deducted from the distributions to such Member; any amounts so deducted will be deemed distributed to such Member for all purposes of this Agreement and will constitute a repayment of such Member's obligation hereunder. Each Member's reimbursement obligation under this **Section 5.2** will continue after such Member Transfers such Member's interest in the Company or after a withdrawal by such Member. Each Member agrees to furnish the Company with any representations and forms as shall reasonably be requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have. Each Member hereby agrees that it shall be limited to an action against the appropriate governmental agency for refund if there is any claimed over-withholding.

ARTICLE 6
BOARD OF MANAGERS; OFFICERS; MEMBERS

6.1 **Management by Board of Managers**.

(a)   The Managers shall function as a board (the "***Board of Managers***" or the "***Board***") and shall exercise its authority to manage the business, property and affairs of the Company by the vote of a majority of the Managers. The Board shall be comprised of persons designated by the holders of at least majority of the Units (collectively the "***Managers***"). The initial members of the Board of Managers are Jason Lee Younker and Tyler Hart Younker.

(b)   The authorized number of Managers may be increased or decreased from time to time by the Board, but shall not be less than one (1) individual and such maximum number as the Board shall determine from time to time. Newly created Manager positions resulting from any increase in the authorized number of Managers or any vacancy may be filled by the holders of at least majority of the Units.

(c)   Each Manager shall serve from the date of his or her designation in accordance with the terms hereof until his or her resignation, death or removal in accordance with the terms hereof. A Manager may resign as such by delivering his or her written resignation to the Company at the Company's principal office addressed to the Board. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. The removal from the Board or any of its committees of any Manager without Cause shall be upon (and only upon) the written request of the Person or Persons originally entitled to designate such Manager pursuant to **Section 6.1(a)**. Notwithstanding the foregoing, the Board may, in its sole discretion, remove a Manager from the Board or any of its committees for Cause.

6.2 **Authority of the Board**.

(a)   Subject to the provisions of the Act and the terms of this Agreement relating to such matters as are expressly reserved for the decision of the Members, the Company's business and affairs will be managed by, and all limited liability company powers will be exercised under the direction of, the Board. Approval by or action taken by the Board in accordance with this Agreement is the approval or action of the Company.

(b)   The Board shall have the right to exercise all rights and powers of the Company (including all rights and powers to take actions, give or withhold consents or approvals, waive or require the satisfaction of conditions, or make determinations, opinions, judgments, or other decisions).

(c)   The Board may delegate to the Officers, other employees and agents of the Company the authority to conduct the business of the Company in the ordinary course, in accordance with this Agreement and any policy of delegation that may be adopted and revised from time to time by the Board. Any power not delegated by the Board remains with the Board.

(d)   The Board may, by resolution passed by a majority of the Board, designate one or more committees, each committee to consist of one or more of the Managers and each to have such lawfully delegable powers and duties as the Board may confer and each such committee shall serve at the pleasure of the Board. The Board may designate one or more Managers as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Except as otherwise provided by law, any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it. Any committee or committees so designated by the Board shall have such name or names as may be determined from time to time by resolution adopted by the Board. Unless otherwise prescribed by the Board, a majority of the members of the committee shall constitute a quorum for the transaction of business, and the act of a majority of the committee members present at a meeting at which there is a quorum shall be the act of such committee. Each committee shall prescribe its own rules for calling and holding meetings and its method of procedure, subject to any rules prescribed by the Board, and shall keep a written record of all actions taken by it.

6.3   Intent to Operate as a Public Benefit Corporation (PBC).

Consistent with the Company's purpose of creating general social benefit, in discharging their duties, the directors shall consider the effect of any actions on the following:

(a)   The ability of the corporation to accomplish its general public benefit purpose;

(b)   The shareholders of the Company;

(c)   The employees and workforce of the Company and its subsidiaries and suppliers;

(d)   The interests of customers as beneficiaries of the general public benefit purposes of the Company;

(e)   Community and societal considerations, including those of any community in which offices or facilities of the benefit corporation or its subsidiaries or suppliers are located;

(f)   The local and global environment;

(g)   The short-term and long-term interests of the benefit corporation, including benefits that may accrue to the benefit corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the benefit corporation.

Directors may also consider the resources, intent, and conduct (past, stated and potential) of any person seeking to acquire control of the corporation, and any other pertinent factors or the interests of any other group that they deem appropriate, consistent with the corporation's purpose to create social benefit. Directors are not required to give priority to any of the considerations listed above in considering the effect of their actions, provided that such actions are consistent with the corporation's purpose of creating general social benefit.

6.4   Board of Managers Meetings.

(a)   Regular meetings of the Board are to be held at such times and places as may be fixed by the Board, and may be held without further notice. Special meetings of the Board may be called by an officer or by one of the Managers. Notice of the time and place of a special meeting of the Board is effective if delivered to each Manager by hand, telephone or electronic mail at least twenty four (24) hours prior to the time of such special meeting. Notices of special meetings of the Board are to identify the purpose of the special meeting or the business to be transacted at the special meeting. The failure to specifically identify an action to be taken or business to be transacted does not invalidate any action taken or any business transacted at a special meeting.

(b)   Managers may participate in a meeting of the Board by means of conference telephone or similar communications equipment if all persons participating in the meeting can hear each other, and such participation in a meeting is presence in person at the meeting.

(c)   Whenever notice of a Board meeting is required to be given, a written waiver of notice, signed by the Manager entitled to notice, whether before or after the time of the meeting, is equivalent to notice. A Manager's attendance at a meeting is a waiver of notice of that meeting, except when the Manager attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(d)   A majority of Managers then in office shall constitute a quorum at any Board meeting.

(e)   Except as otherwise provided herein or by the Act, the vote of at least a majority of the Managers is approval by, or the authorization of, the Board. No Manager is disqualified from acting on any matter because such Manager is interested in the matter to be acted upon by the Board.

(f)   Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a majority of Managers (or other percentage of Managers necessary for approval as provided herein or by the Act) consent thereto in writing.

6.5   Compensation; No Employment.

(a)   Each Manager shall be reimbursed for such Manager's reasonable out-of-pocket expenses incurred in the performance of his or her duties as a Manager, pursuant to such policies as from time to time established by the Board. Nothing contained in this **Section 6.5** shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b)   This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

6.6   Officers.

(a)   <u>Officers</u>. The Officers as of the date hereof are:

Name	Title
Tyler H. Younker	President
Jason L. Younker	Secretary, Treasurer

(b)   Other Officers. Other Officers, as the Board may choose, if any, will perform such duties and have such powers as from time to time may be assigned to them by the Board.

(c)   Resignation. Any Officer may resign as such at any time. Such resignation will be made in writing and will take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation will not be necessary to make it effective unless expressly so provided in the resignation. Except as otherwise provided in an employment agreement with any Officer, an Officer may be removed as such at any time, with or without cause, by the Board. Designation of an Officer will not of itself create any contractual or employment rights.

6.7   Tax Matters.

(a)   [FIRM TBD] shall be the "tax matters partner" of the Company as defined in Section 6231 of the Code as in effect for taxable years of the Company that are not governed by the partnership audit rules enacted in the Bipartisan Budget Act of 2015 (the "***Revised Partnership Audit Provisions***"), and the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code for taxable years of the Company that are governed by the Revised Partnership Audit Provisions. The tax matters partner and the partnership representative shall each be referred to as the "***Tax Matters Representative***."

(b)   For all taxable years of the Company governed by the Revised Partnership Audit Provisions, the Tax Matters Representative shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and to expend Company funds for professional services and costs associated therewith. The Members acknowledge and agree that it is the intention of the Members to minimize any obligations of the Company to pay taxes and interest in connection with any audit of the Company, including, if the Tax Matters Representative so determines, by means of elections under Section 6226 of the Code and/or the Members filing amended returns under Section 6225(c)(2) of the Code. The Members agree to cooperate in good faith, including without limitation by timely providing information requested by the Tax Matters Representative and making elections and filing amended returns requested by the Tax Matters Representative, and by paying any applicable taxes, interest and penalties, to give effect to the preceding sentence. The Company shall make any payments it may be required to make under the partnership audit provisions of Subchapter C of Subtitle A, Chapter 63 of the Code and, in the Tax Matters Representative's discretion, allocate any such payment among the current or former Members of the Company for the "reviewed year" to which the payment relates in a manner that reflects the current or former Members' respective interests in the Company for that year and any other factors taken into account in determining the amount of the payment. To the extent payments are made by the Company that are allocated to a current Member in accordance with this **Section**

6.7(b), such amounts shall, at the election of the Tax Matters Representative, (i) be applied to and reduce the next distribution(s) otherwise payable to such Member under this Agreement or (ii) be paid by the Member to the Company within thirty (30) days of written notice from the Tax Matters Representative requesting the payment. In addition, if any such payment is made on behalf of or with respect to a former Member, that Member shall pay over to the Company an amount equal to the amount of such payment made on behalf of or with respect to it within thirty (30) days of written notice from the Tax Matters Representative requesting the payment. Any cost or expense incurred by the Tax Matters Representative in connection with its duties as such, including the preparation for or pursuance of administrative or judicial proceedings, will be paid by the Company. The provisions contained in this **Section 6.7(b)** shall survive the dissolution of the Company and the withdrawal of any Member or the Transfer of any Member's interest in the Company and shall apply to any current or former Member.

(c)   Except to the extent specifically provided in the Code or Treasury Regulations (or the laws of other relevant taxing jurisdiction) and otherwise provided herein, the Board, in its sole and absolute discretion shall have exclusive authority to act for or on behalf of the Company with regard to tax matters, including the authority to make (or decline to make) any available tax elections, including any election under Section 754 of the Code and the Company's method of depreciation. The Board shall prepare and file (with the assistance of the Company's accountants) any U.S. federal, state and local tax returns for the Company on a timely basis and shall be the sole signatory to such returns, except to the extent any other person is required by law to also sign such returns. The Company will furnish to each Member as promptly as reasonably practicable for each Tax Year all information required for federal and state income tax reporting purposes with respect to the Company, including a copy of Schedule K-1 to the Company's federal income tax return for the Tax Year most recently ended.

6.8   Indemnification and Exculpation.

(a)   The Company shall indemnify, save harmless and pay all judgments and claims against any Manager or Officer relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such Manager or Officer in connection with the Company's business, including reasonable attorneys' fees incurred by such Manager or Officer in connection with the defense of any action based on any such act or omission, which attorneys' fees may be reimbursed as incurred.

(b)   Notwithstanding any provision of this Agreement or the Act to the contrary, (i) the Company shall not indemnify or pay the expenses of any Manager or Officer (including attorneys' fees) in a suit or claim brought by such Manager or Officer or any Member affiliated with such Manager or Officer, and (ii) the Company shall not indemnify or pay the expenses of any Manager or Officer (including attorneys' fees) unless such Manager or Officer has (A) acted in good faith, (B) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and (C) in the case of a criminal proceeding, had no reasonable cause to believe that the conduct at issue was unlawful.

(c)   No Manager or Officer shall be liable, in damages or otherwise, to the Company or to any Member for any loss or liability that arises out of any act performed or omitted to be performed by such Manager or Officer pursuant to the authority granted by this

Agreement, other than any loss or liability that results from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

(d)   This Section 6.7 shall survive the termination of this Agreement for any reason.

6.9   Lack of Authority. Except as expressly provided herein, no Member in its capacity as such has the authority or power to act for or on behalf of the Company in any manner or way, to bind the Company, or do any act that would be (or could be construed as) binding on the Company, in any manner or way, or to make any expenditures on behalf of the Company, unless such specific authority has been expressly granted to and not revoked from such Member by the Board, and the Members hereby consent to the exercise by the Board of the powers conferred on it by law and this Agreement.

6.10   Members Rights to Act. In situations for which the approval of the Members is specifically and expressly required by this Agreement or by non-waivable provisions of applicable law, the Members shall act through meetings and written consents as described in this **Section 6.10**. Except as otherwise provided herein, each Member shall be entitled to one (1) vote per Unit that it holds with respect to any matter as which the Members are entitled to vote. The actions by the Members permitted hereunder may be taken at a meeting called by the Manager or by Members holding at least a majority of the Units on at least twenty four (24) hours' prior written notice to the other Members, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Members at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Members may be taken by Members by written consent (without a meeting and without a vote) so long as such consent is signed by the Members having not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members were present and voted. Prompt notice of the action so taken without a meeting shall be given to those Members who have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof. Quorum shall be considered the total of all votes actually cast (including by proxy) so long as proper notice was given as stated above.

6.11   Conversion to Corporation.

(a)   In the event that the Board determines that conducting the business of the Company in a corporate rather than in a limited liability company form would be advisable, then the Board shall have the power to incorporate the Company or take such other action as it may deem advisable in light thereof, including (A) dissolving the Company, creating one or more subsidiaries of the newly formed corporation and transferring to such subsidiaries any or all of the assets of the Company (including by merger) or (B) causing the Members to, and the Members agree to, exchange Units for shares of the newly formed corporation, or any similar future ruling, regulation, or rule of law) (such incorporation or other action, the "***Conversion***").

(b)   The Members shall receive, in exchange for their respective Units, shares of capital stock of such corporation or its subsidiaries having the same relative economic interest and other rights and obligations in such corporation or its subsidiaries (to the extent such rights and obligations are permissible in the applicable corporation state law) as is set forth in this Agreement, subject to any modifications deemed appropriate by the Board, as a result of the Conversion to a corporate form.

6.12   Conversion to Series LLC.

(a)   If ever permitted by Colorado law or the law of the state in which the Company is then organized, then, in the event that the Board determines that conducting the business of the Company in a series limited liability rather than in a limited liability company form would be advisable, then the Board shall have the power to convert the Company to a series limited liability company or take such other action as it may deem advisable in light thereof.


ARTICLE 7
TRANSFER OF MEMBERSHIP INTERESTS


7.1   Restriction on Transfers of Units.

(a)   Without approval of the Board pursuant to Section 7.1(b), a Member may not Transfer Units except for Transfers:

(i)   To the Company;

(ii)   To an accredited investor within the meaning of Rule 501(b) of Regulation CF and Rule 501(a) of Regulation D of the Securities Act;

(iii)   As part of an offering registered with the Securities and Exchange Commission; or

(iv)   To a "member of the family of the purchaser or the equivalent" as defined in Rule 501(c) of Regulation CF of the Securities Act, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.   "*Purchaser*" means a purchaser in an offering exempt from registration pursuant to Section 4(a)(6) of the Securities Act.

(b)   No Member shall Transfer all or any portion of his or its Units, with or without consideration, without the prior written consent of the Board, which may be withheld in the sole discretion of the Board.

(c)   In the event a Member proposes to Transfer all or portion of its Units, the Transferee shall execute a Joinder Agreement, and the Board may impose other reasonable conditions including (i) the Transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the Transfer is exempt from registration under the Securities Act and other applicable securities laws; and (ii) the

Transferor and Transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the Transfer, including attorneys' fees.

(d)   Notwithstanding any other provision of this Agreement, each Member agrees that it will not, directly or indirectly, Transfer any of its Units:

(i)   except as permitted under the Securities Act (including Regulation CF) and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Colorado Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause a termination of the Company for federal income tax purposes;

(vi)   if such Transfer or issuance would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vii)   if such Transfer or issuance would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary.

In any event, the Manager may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(e)   The Company will not recognize any Transfer of any Units or any interest in or right to acquire Units ("*Prohibited Member Transfer*") unless such Transfer is made in full compliance with all provisions of this Agreement and any other applicable agreements. Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

(f)   Any Transferee of any Units or any interest in or right to acquire Units, other than Transfers made to the Company, must agree in writing to become a party to, and to be bound by the provisions of, this Agreement. Additionally, the Board may prohibit any Transfer by a Member to any Person the Board deems to be engaged in any business activity that is competitive with the business of the Company and/or its Affiliates or Subsidiaries.

7.2   Drag-Along Rights.

(a)   <u>Participation</u>. If one or more Members (together with their respective Permitted Transferees) holding no less than a majority of all the Units (such Member or Members, the "***Dragging Member***"), proposes to consummate, in one transaction or a series of related transactions, a Significant Sale (a "***Drag-Along Sale***"), the Dragging Member shall have the right, after delivering the Drag-Along Notice in accordance with **Section 7.2(c)** and subject to compliance with **Section 7.2(d)**, to require that each other Member (each, a "***Drag-Along Member***") participate in such sale in the manner set forth in **Section 7.2(b)**.

(b)   <u>Sale of Units</u>. Subject to compliance with **Section 7.2(d)**:

(i)   If the Drag-Along Sale is structured as a sale resulting in a majority of the Units of the Company being held by a third party, then each Drag-Along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-Along Sale, the number of Units of such class or series equal to the product obtained by multiplying (i) the number of applicable Units held by such Drag-Along Member by (ii) a fraction (x) the numerator of which is equal to the number of applicable Units that the Dragging Member proposes to sell in the Drag-Along Sale and (y) the denominator of which is equal to the number of applicable Units held by the Dragging Member at such time; and

(ii)   If the Drag-Along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and its Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-Along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction. The distribution of the aggregate consideration of such transaction shall be made in accordance with **Section 5.1**.

(c)   <u>Sale Notice</u>. The Dragging Member shall exercise its rights pursuant to this **Section 7.2** by delivering a written notice (the "***Drag-Along Notice***") to the Company and each Drag-Along Member no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-Along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-Along Sale. The Drag-Along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i)   The name of the person or entity to whom such Units are proposed to be sold;

(ii)   The proposed date, time, and location of the closing of the sale;

(iii) The number of each class or series of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-Along Sale, and the other material terms and conditions of the Drag-Along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) Conditions of Sale. The obligations of the Drag-Along Members in respect of a Drag-Along Sale under this **Section 7.2** are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-Along Member shall be the same form and amount of consideration to be received by the Dragging Member per Unit of each applicable class or series (the Distribution of which shall be made in accordance with **Section 7.2(b)**) and the terms and conditions of such sale shall, except as otherwise provided in **Section 7.2(d)(iii)**, be the same as those upon which the Dragging Member sells its Units;

(ii) If the Dragging Member or any Drag-Along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-Along Members; and

(iii) Each Drag-Along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities, and agreements as the Dragging Member makes or provides in connection with the Drag-Along Sale; provided, that each Drag-Along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against the Drag-Along Member, and other matters relating to such Drag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided, further, that all representations, warranties, covenants, and indemnities shall be made by the Dragging Member and each Drag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-Along Member in connection with the Drag-Along Sale.

(e) Cooperation. Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to **Section 7.2(d)(iii)**.

(f)   Expenses. The fees and expenses of the Dragging Member incurred in connection with a Drag-Along Sale and for the benefit of all Drag-Along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-Along Members), to the extent not paid or reimbursed by the Company or the third party purchaser, shall be shared by the Dragging Member and all the Drag-Along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Sale.

7.3   Securities Laws Restrictions. Notwithstanding anything to the contrary contained in this Agreement, no Member may Transfer any Units or any interest in or right to acquire Units without the registration of the Transfer of such Units or any interest in or right to acquire Units under the Securities Act or until the Company has received such legal opinions or other evidence that such Transfer is exempt from the registration requirements under the Securities Act and applicable state securities laws as the Company deems reasonably appropriate in light of the facts and circumstances relating to such proposed Transfer, together with such representations, warranties and indemnifications from the Transferor and the Transferee as the Company deems reasonably appropriate to confirm the accuracy of the facts and circumstances that are the basis for any such opinion or other assurances and to protect the Company and the other Members from any liability resulting from any such Transfer.

7.4   Certificates; UCC Article 8.

(a)   The Company may (but need not) issue certificates representing the Units.

(b)   For the avoidance of doubt, the Members agrees that the Units in the Company shall not be securities governed by Article 8 of the Uniform Commercial Code of the State of Colorado (and the Uniform Commercial Code of any other applicable jurisdiction). So long as any pledge of any membership interests in the Company is in effect, this Section shall not be amended and any purported amendment to this provision shall be null and void. So long as any such pledge is in effect, this Section shall inure to the benefit of such pledgee and its successors, assigns and designated agents, as an intended third party beneficiary, and no amendment, modification or waiver of, or consent with respect to this provision shall in any event be effective without the prior written consent of such pledgee.

7.5   Legend. If Units are certificated, each certificate representing Units or any interest in or right to acquire Units shall bear the following legend in addition to any other legend required under applicable law:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***"), OR ANY SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED WITHOUT REGISTRATION UNDER THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO WE OWN ASSETS,

LLC – EVwinCO 1 PS, THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A LIMITED LIABILITY COMPANY AGREEMENT, AS AMENDED, MODIFIED OR SUPPLEMENTED FROM TIME TO TIME, BY AND AMONG WE OWN ASSETS, LLC – EVwinCO 1 PS AND CERTAIN OTHER SIGNATORIES THERETO, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF WE OWN ASSETS, LLC – EVwinCO 1 PS AND MAY BE OBTAINED BY THE HOLDER HEREOF WITHOUT CHARGE. THE SALE, TRANSFER OR OTHER DISPOSITION OF THE SECURITIES IS SUBJECT TO THE TERMS OF SUCH AGREEMENT AND THE SECURITIES ARE TRANSFERABLE ONLY UPON PROOF OF COMPLIANCE THEREWITH.

7.6 **Notation**. A notation will be made in the appropriate transfer records of the Company with respect to the restrictions on Transfer of the Units or any interest in or right to acquire Units referred to in this Agreement.

ARTICLE 8
REPURCHASE OF UNITS

8.1 **Transfers by Operation of Law**. If a Member: (a) files a voluntary petition under any bankruptcy or insolvency law or a petition for the appointment of a receiver, or makes an assignment for the benefit of creditors; (b) is subjected involuntarily to such a petition or assignment or to an attachment or other legal or equitable interest with respect to such Member's Units and such involuntary petition, assignment or attachment is not discharged within thirty (30) calendar days after its effective date; or (c) is subjected to any other involuntary transfer of such Member's Units by legal process, including an assignment or transfer pursuant to a divorce or dissolution decree, then, in each case, (A) the Company, at its election, shall have the option to require such Member and his, her or its respective Transferees to sell to the Company all (or any portion) of the Units beneficially owned by such Member and his, her or its respective Transferees at a price equal to the aggregate Fair Value of such Units as of the date of such repurchase and (B) such Member shall be deemed to have assigned its Units to a voting trust (in form and substance reasonably acceptable to the Company). Such voting trust shall have a perpetual term and the trustee shall be a designee of the Company. The Board may waive the application of this **Section 8.1**, either prospectively or retroactively, in its sole discretion.

8.2 **Prohibited Member Transfer**. At any time on or after a Prohibited Member Transfer, the Company, at its election, shall have the option to require any such Member engaging or whose equity holders are engaging in such Prohibited Member Transfer and its Permitted Transferees to sell to the Company all (or any portion) of the Units beneficially owned by such Member or its Permitted Transferees at a price equal to the lesser of: (a) the original price paid by such Member to acquire such Units; or (b) the aggregate Fair Value of such Units as of the date of such repurchase.

8.3   Payments.

(a)   All amounts paid by the Company pursuant to this **Article 8** may be paid, at the option of the Company, in cash, by an unsecured subordinated promissory note (with a simple rate of interest per annum equal to 5%), or a combination thereof. All principal and interest on any such subordinated promissory note shall be due and payable in full upon a Significant Sale.

(b)   Notwithstanding anything to the contrary contained in this Agreement, all repurchases pursuant to this **Article 8** will be subject to: (i) applicable restrictions contained in the Act and in the Company's and any Subsidiary's debt and equity financing agreements; and (ii) the Manager's good faith determination of the financial ability of the Company to consummate such repurchase pursuant to this **Article 8**. If the provisions of this **Section 8.3(b)** limit the Company's repurchases pursuant to this **Article 8**, then the Company shall have the option to complete such repurchases when permitted.

8.4   Transferee Bound. Any Person who acquires in any manner whatsoever any Units or other equity interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Units or other interest in the Company of such Person was subject to or by which such predecessor was bound.

ARTICLE 9
RESTRICTIVE COVENANTS

9.1   Competition with the Company.

(a)   The Members hereby acknowledge and agree that Jason Younker and Tyler Younker intend to expand and manage other similar or substantially identical businesses and potentially expand both in the metro area of formation and other major metropolitan areas which may compete with the Company. Further, the Members hereby acknowledge and agree that certain limitations on the Company's ability to operate may be imposed by third parties, or by the Managers. For illustrative purposes only, examples of such limitations may include the following: (i) the Getaround platform or other platforms that the Company uses may choose to not allow cars to be priced individually, (ii) Getaround or other platforms that the Company uses may elect not to enforce fines requested by owners for running down batteries, which may result in a car being temporarily offline, and (iii) operators of parking arrangements may choose to not allow the Company to operate on their premises and the alternatives may be more expensive than anticipated.

(b)   Except as set forth in Section 9.1(a), the Managers shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company unless a majority, by individual vote, of the Board, excluding the interested Manager, consents thereto.

9.2 **Confidentiality**. Except as set forth in Section 9.1(a), each Member will keep in strict confidence, and will not, directly or indirectly, at any time: (a) disclose, divulge or make accessible to any Person any Confidential Information, without the prior written consent of the Company, except to the extent that such disclosure is required by any subpoena or other legal process; or (b) use any Confidential Information for such Person's own account, for the account of any other Person or to the detriment of the Company or any of its Affiliates or Subsidiaries, without the prior written consent of the Company; except, that, the foregoing will not prohibit each Member from disclosing any Confidential Information (i) to comply with the rules and regulations of any governmental body; (ii) to the extent required by law, court order, administrative or arbitral proceeding or other governmental authority, so long as (to the extent not prohibited by law, order or governmental authority) they shall have first provided the Company a reasonable opportunity to contest the necessity of disclosing such information; and (iii) to the extent necessary for the enforcement of any right arising under this Agreement. Upon request by the Company or any of its Affiliates or Subsidiaries, each Member will deliver to the Company all tangible embodiments relating to the Confidential Information that such Person possesses or has under their respective control.

ARTICLE 10
DISSOLUTION; CONTINUATION

10.1 **Dissolution**. The Company will continue for the term described in **Section 1.1**, unless earlier dissolved by approval of the Board. If the Company is dissolved, then the assets of the Company will be liquidated as promptly as is consistent with obtaining the Fair Market Value thereof, and the proceeds therefrom, together with any assets distributed in kind, will be distributed first to creditors to satisfy all debts and liabilities of the Company other than loans or advances made by the Members to the Company, then to the establishment of reserves deemed reasonably necessary to satisfy contingent or unforeseen liabilities or obligations of the Company, then to the repayment of any loans or advances made by the Members to the Company, with the balance, if any, to be distributed in accordance with the provisions of **Section 5.1**. Upon completion of the foregoing, the Company will be terminated.

10.2 **Continuation of Business**. Neither the disposition of any membership interest by a Member nor the death, insanity, incapacity or bankruptcy of a Member will cause the dissolution or termination of the Company or have any effect upon the continuance of the Company's business.

ARTICLE 11
GENERAL PROVISIONS

11.1 **No Withdrawal**. No Members have any right to withdraw from the Company. No event that would constitute withdrawal of the Member under the Act is a withdrawal under this Agreement or will cause a dissolution of the Company.

11.2 **Amendment and Modification**. The Board may amend this Agreement without the consent of the Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law. In the event of any such amendment, modification or waiver of any provision of this Agreement, the remainder of this Agreement shall not be affected. The approval of Members holding a majority of outstanding Units will be required for any other amendments.

11.3 **Survival of Representations and Warranties**. All representations, warranties, covenants and agreements set forth in this Agreement will survive the execution and delivery of this Agreement and the closing and the consummation of the transactions contemplated by this Agreement.

11.4 **Successors and Assigns; Entire Agreement**. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and, except as provided in this Agreement, their respective successors and assigns. This Agreement, together with any written supplements hereto executed by the Company and another party hereto, sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

11.5 **Severability**. In the event that any provision of this Agreement or the application of any provision of this Agreement is declared to be invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected.

11.6 **Notices**. All notices provided for or permitted under this Agreement shall be made in writing by hand delivery, electronic mail or air courier guaranteeing overnight delivery to the other party at the following addresses (or at such other address as shall be given in writing by any party to the others):

If to the Company:

> We Own Assets, LLC – EVWINCO 1 PS
> 1624 Market St # 202-92506
> Denver, CO 80202-1518

If to a Member, at the addresses shown below their respective names on the signature pages attached to this Agreement, or to such other address which has been designated by notice in writing by such party to the Company in accordance with the provisions of this **Section 11.6**. All such notices shall be deemed to have been duly given or delivered: (a) when delivered by hand, if personally delivered; (b) on the next business day, if timely delivered to an air courier guaranteeing overnight delivery; or (c) on the date sent by e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient.

11.7 **Governing Law; Venue; WAIVER OF JURY TRIAL**.

(a) This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Colorado without regard to principles of conflicts of law. The Company and each Member hereby: (a) irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Colorado and of the courts of the United States of America located in Denver, Colorado (the "*Courts*") for any litigation arising out of or relating to this Agreement; (b) waive any objection to the laying of venue and to any assertion of personal jurisdiction of any such litigation in the Courts; and (c) agree not to plead or claim that such litigation brought in any Court has been brought in an inconvenient forum.

(b)   BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIP ESTABLISHED AMONG THE PARTIES HEREUNDER.

11.8   Headings and Counterparts. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their respective meaning, construction or effect. This Agreement may be executed in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic transmission (including in Adobe PDF format or via Docusign or similar electronic signature software) shall be effective as delivery of a manually executed counterpart to this Agreement.

11.9   Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated by this Agreement. If, in connection with the Company's exercise of any of its rights under **Articles 7** and **8**, any Member fails to execute and deliver within twenty (20) days after written request any document or instrument reasonably requested by the Company, any Officer of the Company may execute and deliver such document or instrument and take all other reasonably related actions in the name of, and on behalf of, such Member and Member's heirs, successors and assigns, and such Member irrevocably constitutes and appoints each Officer of the Company as such Member's true and lawful attorney, with full power of substitution, and grants each of them full power and authority to perform such acts and execute and deliver such documents and instruments. Each Member agrees that the foregoing powers are coupled with an interest and are and will be irrevocable by such Member.

11.10   Termination. Unless sooner terminated in accordance with its terms, this Agreement shall terminate upon the earlier to occur of the date of consummation of a Significant Sale; except, that, (i) the provisions of **Section 6.7** shall survive and (ii) the obligations of a Member pursuant to **Section 9.2** shall not terminate at any time. If a party to this Agreement ceases to own any Units or other rights to acquire Units, such party will no longer be deemed to be a party for purposes of this Agreement, and there will be no liability on the part of any such party, except for liabilities arising: (A) prior to such termination, whether arising from a breach of this Agreement or his, her or its capacity as a Member or otherwise; (B) pursuant to **Section 6.7**; or

(C) out of a breach of, or noncompliance with, the obligations of a Member pursuant to **Sections 9.1-9.2**.

11.11   Remedies; Limitation of Litigation. If any party to this Agreement breaches or threatens to commit a breach of its obligations under this Agreement, then any party injured or to be injured by such breach, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of such provision will be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. No Member will be entitled to initiate or participate in a class action suit on behalf of all or any part of the Members against the Company or against any other Member, unless such action or suit has been approved by the Board. A Member who initiates a class action in violation of this Agreement will be liable to the Company and any Members who are defendant parties to the action or suit for all damages and expenses that they incur as a result, including reasonable fees and expenses of legal counsel and expert witnesses and court costs. Further, each Member irrevocably waives any right that such Member may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

11.12   No Effect on Employment. Nothing contained in this Agreement shall confer on any Person the right to remain in the employ or service of the Company or any Subsidiary or their respective Affiliates.

11.13   Tax Disclosure. Notwithstanding any provision of this Agreement to the contrary, each Member (and each employee, representative or other agent thereof) may disclose the tax treatment and tax structure of the transactions contemplated by this Agreement.

11.14   Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, then this Agreement will be construed as drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include," "including" and "or" mean without limitation by reason of enumeration. Any reference to the singular in this Agreement will also include the plural and vice versa. Unless specifically stated otherwise, all references to "$" or dollar amounts are to lawful currency of the United States of America.

11.15   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

11.16   Admission of a Member. Subject to other terms and conditions hereof, a Person may be admitted to the Company as a Member only upon furnishing to the Company (a) a letter of acceptance, in form satisfactory to the Manager, of all the terms and conditions of this Agreement, and (b) such other documents or instruments as may be deemed necessary or appropriate by the Board to effect such Person's admission as a Member. Such admission shall become effective on the date on which the Board determines that such conditions have been satisfied and such admission is shown on the books and records of the Company.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or have caused this Agreement to be executed, as of the day and year first above written.

THE COMPANY:

WE OWN ASSETS, LLC – EVwinCO 1 PS

By: *Tyler H. Younker*

Name: Tyler H. Younker
Title: CEO

[Signature Page to Limited Liability Company Agreement]

THE MEMBERS:

JASON L. YOUNKER

DocuSigned by:

Jason L. Younker   4/15/2020

89D26EFA380447B...

Address: 1624 Market St # 202-92506
                 Denver, CO 80202-1518

Email: jason@weown.global

TYLER H. YOUNKER

DocuSigned by:

Tyler H. Younker   4/15/2020

9D6023B7FEB3485...

Address: 1624 Market St # 202-92506
                 Denver, CO 80202-1518

Email: tyler@weown.global

[*Signature Page to Limited Liability Company Agreement*]

APPENDIX A

Tax Matters

This **Appendix A** (this "*Appendix*") is attached to and is a part of the Limited Liability Company Agreement of We Own Assets, LLC – EVwinCO 1 PS (the "*Agreement*"). The parties to the Agreement intend that the Company be classified as a partnership for federal income tax purposes pursuant to Section 7701(a)(2) of the Code and the regulations thereunder. The provisions of this Appendix are intended to comply with the requirements of Section 1.704-1(b)(2)(iv) of the Treasury Regulations and Section 1.704-2 of the Treasury Regulations with respect to maintenance of capital accounts and allocations, and will be interpreted and applied accordingly.

ARTICLE 1. DEFINITIONS

For purposes of this Appendix, the following capitalized terms have the meanings given to them below. Unless the context otherwise requires, terms used in this Appendix that are capitalized and not otherwise defined in this Appendix have the meanings given to them in the Agreement.

"*Account Reduction Item*" means: (a) any adjustment described in Section 1.704-1(b)(2)(ii)(d)(4) of the Treasury Regulations; (b) any allocation described in Section 1.704-1(b)(2)(ii)(d)(5) of the Treasury Regulations, other than a Nonrecourse Deduction or a Member Nonrecourse Deduction; or (c) any distribution described in Section 1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations, other than a Nonrecourse Distribution or a Member Nonrecourse Distribution.

"*Adjusted Fair Market Value*" means, of an item of Company property, the greater of: (a) the Fair Market Value of such Company property; or (b) the amount of any nonrecourse indebtedness to which such Company property is subject within the meaning of Section 7701(g) of the Code.

"*Company Minimum Gain*" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations.

"*Excess Deficit Balance*" means the amount, if any, by which the balance in a Member's Capital Account as of the end of the relevant Tax Year is more negative than the amount, if any, of such negative balance that such Member is treated as obligated to restore to the Company pursuant to Section l.704-1(b)(2)(ii)(c) of the Treasury Regulations, Section 1.704-1(b)(2)(ii)(h) of the Treasury Regulations, Section 1.704-2(g)(1) of the Treasury Regulations, or Section 1.704-2(i)(5) of the Treasury Regulations. Solely for purposes of computing a Member's Excess Deficit Balance, such Member's Capital Account will be reduced by the amount of any Account Reduction Items that are reasonably expected as of the end of such Tax Year.

"*Excess Nonrecourse Liabilities*" means excess nonrecourse liabilities within the meaning of Section 1.752-3(a)(3) of the Treasury Regulations.

"***Member Nonrecourse Debt***" means any liability of the Company that is a partner nonrecourse debt within the meaning of Section 1.704-2(b)(4) of the Treasury Regulations.

"***Member Nonrecourse Debt Minimum Gain***" means minimum gain attributable to Member Nonrecourse Debt pursuant to Section 1.704-2(i)(3) of the Treasury Regulations.

"***Member Nonrecourse Deduction***" means any item of Book loss or deduction that is a partner nonrecourse deduction within the meaning of Section 1.704-2(i)(1) and (2) of the Treasury Regulations.

"***Member Nonrecourse Distribution***" means a distribution to a Member that is allocable to a net increase in such Member's share of Member Nonrecourse Debt Minimum Gain pursuant to Section 1.704-2(i)(6) of the Treasury Regulations.

"***Nonrecourse Deduction***" means a nonrecourse deduction determined pursuant to Section 1.704-2(b)(1) of the Treasury Regulations and Section 1.704-2(c) of the Treasury Regulations.

"***Nonrecourse Distribution***" means a distribution to a Member that is allocable to a net increase in Company Minimum Gain pursuant to Section 1.704-2(h)(1) of the Treasury Regulations.

"***Revaluation Event***" means: (a) a liquidation of the Company (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations); (b) a contribution of more than a *de minimis* amount of money or other property to the Company by a new or existing Member or a distribution of more than a *de minimis* amount of money or other property to a retiring or continuing Member in exchange for Units; (c) the grant of any Units in connection with the provision of services to or for the benefit of the Company; and (d) the grant of a noncompensatory option by the Company (other than, in the case or (c) or (d), for a de minimis interest in the Company).

"***Section 705(a)(2)(B) Expenditures***" means non-deductible expenditures of the Company that are described in Section 705(a)(2)(B) of the Code, and organization and syndication expenditures and disallowed losses to the extent that such expenditures or losses are treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations.

"***Tax Basis***" means, with respect to any item of Company property, the adjusted basis of such property as determined in accordance with the Code.

ARTICLE 2. CAPITAL ACCOUNTS

2.1　　　　**Maintenance**.

　　　　(a)　　A single Capital Account will be maintained for each Member in accordance with this **Article 2**.

(b)   Each Member's Capital Account will from time to time be increased by:

(i)   the amount of money contributed by such Member to the Company (including the amount of any Company liabilities which the Member assumes (within the meaning of Section 1.704-1(b)(2)(iv)(c) of the Treasury Regulations), but excluding liabilities assumed in connection with the distribution of Company property and excluding increases in such Member's share of Company liabilities pursuant to Section 752 of the Code);

(ii)   the Fair Market Value of property contributed by such Member to the Company (net of any liabilities secured by such property that the Company is considered to assume or take subject to Section 752 of the Code); and

(iii)   allocations to such Member of Company Book income and gain (or the amount of any item or items of income or gain included therein), including upon the revaluation of any Company property pursuant to **Section 2.2(a)** of this Appendix, the Book gain (if any) that would have been allocated to such Member if such Company property had been sold at its Adjusted Fair Market Value as of the date of such revaluation.

(c)   Each Member's Capital Account will from time to time be reduced by:

(i)   the amount of money distributed to such Member by the Company (including the amount of such Member's individual liabilities for which the Company becomes personally and primarily liable but excluding liabilities assumed in connection with the contribution of property to the Company and excluding decreases in such Member's share of Company liabilities pursuant to Section 752 of the Code);

(ii)   the Fair Market Value of property distributed to such Member by the Company (net of any liabilities secured by such property that such Member is considered to assume or take subject to pursuant to Section 752 of the Code); and

(iii)   allocations to such Member of Company Book loss and deduction (or items thereof), including upon the revaluation of any Company property pursuant to **Section 2.2(a)** of this Appendix, the Book loss (if any) that would have been allocated to such Member if such Company property had been sold at its Adjusted Fair Market Value as of the date of such revaluation.

(d)   The Company will make such other adjustments to the Capital Accounts of the Members as are necessary to comply with the provisions of Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

2.2   Revaluation of Company Property.

(a)   Upon the occurrence of a Revaluation Event, all Company property will be revalued for Book purposes to reflect the Adjusted Fair Market Value of Company property on the date of the Revaluation Event, as determined by the Tax Matters Representative. If Company property is so revalued, then the Capital Accounts of the Members will be adjusted in accordance with Sections 1.704-1(b)(2)(iv)(f) and (s) of the Treasury Regulations.

(b)   Upon the distribution of Company property to a Member or creditor, if Company property is not revalued pursuant to **Section 2.2(a)** of this Appendix, the property to be distributed will be revalued by the Tax Matters Representative for Book purposes to reflect the Adjusted Fair Market Value of such property immediately prior to such distribution, and the Capital Accounts of all Members will be adjusted in accordance with Section 1.704-1(b)(2)(iv)(e) of the Treasury Regulations.

2.3   Restoration of Negative Balances. No Member with a deficit balance in such Member's Capital Account will have any obligation to the Company, to any other Member or to any third-party to restore or repay said deficit balance.

2.4   Transfer of Units.

(a)   Upon the Transfer of a Member's entire interest in the Company, the Capital Account of such Member will carry over to the Transferee.

(b)   Upon the Transfer of a portion of a Member's Units, the portion of such Member's Capital Account attributable to the transferred portion will carry over to the Transferee. If the document effecting such Transfer specifies the portion of such Member's Capital Account to be Transferred, such portion will be deemed to be the portion attributable to the Transferred portion of such Member's Units for purposes of this **Section 2.4(b)**.

ARTICLE 3. ALLOCATION OF BOOK INCOME AND LOSS

3.1   Book Income and Loss.

(a)   The Book income or loss of the Company for purposes of determining allocations to the Capital Accounts of the Members will be determined in the same manner as the determination of the Company's taxable income, except, that: (i) items that are required by Section 703(a)(1) of the Code to be separately stated will be included; (ii) items of income that are exempt from inclusion in gross income for federal income tax purposes will be treated as Book income, and related deductions that are disallowed under Section 265 of the Code will be treated as Book deductions; (iii) Section 705(a)(2)(B) Expenditures will be treated as deductions; (iv) items of gain, loss, depreciation, amortization, or depletion that would be computed for federal income tax purposes by reference to the Tax Basis of an item of Company property will be determined by reference to the Book Value of such item of property; and (v) the effects of upward and downward revaluations of Company property pursuant to **Section 2.2** of this Appendix will be treated as gain or loss respectively from the sale of such property.

(b)   If the Book Value of any item of Company property differs from its Tax Basis, the amount of Book depreciation, depletion or amortization for a period with respect to such property will be computed so as to bear the same relationship to the Book Value of such property as the depreciation, depletion or amortization computed for tax purposes with respect to such property for such period bears to the Tax Basis of such property, except, that, if the Tax Basis of such property is zero, the Book depreciation, depletion or amortization with respect to such property will be computed by using a method consistent with the method that would be used for tax purposes if the Tax Basis of such property were greater than zero; provided, however, that with respect to any item of Company property the Book Value of which differs from its Tax Basis and which difference is being eliminated by use of the "remedial allocation method" as defined by Section 1.704-3(d) of the Treasury Regulations, depreciation or amortization for such period will be the amount of Book basis recovered for such period under the rules prescribed by Section 1.704-3(d)(2) of the Treasury Regulations.

(c)   Allocations to the Capital Accounts of the Members will be based on the Book income or loss of the Company as determined pursuant to this **Section 3.1**. Such allocations will be made as provided in the Agreement except to the extent modified by the provisions of this **Article 3**.

(d)   Any adjustment to the adjusted Tax Basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code that is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations, to be taken into account in determining Capital Accounts (other than an adjustment in connection with the complete liquidation of a Member's interest) shall be treated as an item of gain (if the adjustment increases the Tax Basis of the asset) or loss (if the adjustment decreases such basis).

3.2   **Allocation of Nonrecourse Deductions**.   Notwithstanding any other provisions of the Agreement, Nonrecourse Deductions will be allocated among the Members in proportion to their respective Percentage Interests.

3.3   **Allocation of Member Nonrecourse Deductions**. Notwithstanding any other provisions of the Agreement, any item of Member Nonrecourse Deduction with respect to a Member Nonrecourse Debt will be allocated to the Member or Members who bear the economic risk of loss for such Member Nonrecourse Debt in accordance with Section 1.704-2(i) of the Treasury Regulations.

3.4   **Chargebacks of Income and Gain**. Notwithstanding any other provisions of the Agreement:

(a)   Company Minimum Gain. If there is a net decrease in Company Minimum Gain for a Tax Year of the Company, then before any other allocations are made for such Tax Year, each Member will be allocated items of Book income and gain for such year (and, if necessary, for subsequent years) to the extent required by Section 1.704-2(f) of the Treasury Regulations.

(b)   Member Nonrecourse Debt Minimum Gain. If there is a net decrease in Member Nonrecourse Debt Minimum Gain for a Tax Year of the Company, then after taking into account allocations pursuant to **Section 3.4(a)** of this Appendix, but before any other allocations are made for such Tax Year, each Member with a share of Member Nonrecourse Debt Minimum Gain at the beginning of such year will be allocated items of Book income and gain for such year (and, if necessary, for subsequent years) to the extent required by Section 1.704-2(i)(4) of the Treasury Regulations.

(c)   Application for Waiver. If the Tax Matters Representative determines that the application of the provisions of **Section 3.4(a)** or **Section 3.4(b)** of this Appendix would cause a distortion in the economic arrangement among the Members, the Tax Matters Representative will determine who may, on behalf of the Company, request a waiver of the application of either

or both of such provisions pursuant to Section l.704-2(f)(4) of the Treasury Regulations or Section 1.704-2(i)(4) of the Treasury Regulations.

(d) Qualified Income Offset. If any Member unexpectedly receives any Account Reduction Item that results in an Excess Deficit Balance at the end of any Tax Year after taking into account all other allocations and adjustments under this Agreement other than allocations under **Section 3.4(e)** of this Appendix, then items of Book income and gain for such year (and, if necessary, for subsequent years) will be reallocated to each such Member in the amount and in the proportions needed to eliminate such Excess Deficit Balance as quickly as possible.

(e) Gross Income Allocation. If, at the end of any Tax Year, the Capital Accounts of any Members have Excess Deficit Balances after taking into account all other allocations and adjustments under this Agreement, then items of Book income and gain for such year will be reallocated to such Members in the amount and in the proportions needed to eliminate such Excess Deficit Balances as quickly as possible.

(f) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m)(2) of the Treasury Regulations or Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations, to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts will be treated as an item of Book gain (if the adjustment increases the basis of the asset) or Book loss (if the adjustment decreases such basis) and such gain or loss will be specially allocated to the Members in accordance with their interests in the Company in the event Section 1.704-1(b)(2)(iv)(m)(2) of the Treasury Regulations applies, or to the Member to whom such distribution was made in the event Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations applies.

3.5 Other Allocations.

(a) If during any Tax Year of the Company there is a change in any Member's Units, allocations of Book income or loss for such Tax Year will take into account the varying interests of the Members in the Company in a manner consistent with the requirements of Section 706 of the Code, using the interim closing of the books method or such other method as reasonably approved by the Tax Matters Representative.

(b) No allocation of an item of Book loss or deduction shall be made to a Member to the extent such allocation would cause or increase an Excess Deficit Balance in such Member's Capital Account as of the end of the Company Tax Year to which such allocation relates, except in a case where no Members have positive Adjusted Capital Account balances.

ARTICLE 4. ALLOCATION OF TAX ITEMS

4.1 In General. Except as otherwise provided in this **Article 4**, all items of income, gain, loss and deduction will be allocated among the Members for federal income tax purposes in the same manner as the corresponding allocation for Book purposes if any.

4.2 **Section 704(c) Allocations**. If the Book Value of an item of Company property differs from its Tax Basis, allocations of depreciation, depletion, amortization, gain and loss with respect to such property will be made for federal income tax purposes in a manner that takes account of the variation between the Tax Basis and Book Value of such property in accordance with Section 704(c) of the Code and the regulations promulgated under Section 704 of the Code. The Tax Matters Representative, in its sole discretion, may select any reasonable method or methods for making such allocations, including any method described in Section 1.704-3(b), (c), or (d) of the Treasury Regulations.

4.3 **Tax Credits**. Tax credits will be allocated among the Members in accordance with Sections l.704-1(b)(4)(ii) and (viii) of the Treasury Regulations.

ARTICLE 5. OTHER TAX MATTERS

5.1 **Excess Nonrecourse Liabilities**. For the purpose of determining the Members' shares of the Company's Excess Nonrecourse Liabilities pursuant to Sections 1.752-3(a)(3) and 1.707-5(a)(2)(ii) of the Treasury Regulations, and solely for such purpose, the Members' interests in profits are hereby specified to be their respective Percentage Interests.

5.2 **Reduction of Basis**. If a Member's Units may be treated in whole or in part as depreciable property for purposes of reducing such Member's basis in such Units pursuant to Section 1017(b)(3)(C) of the Code, the Company may, upon the request of such Member, make a corresponding reduction in the basis of the Company's depreciable property with respect to such Member. Such request will be submitted to the Company in writing, and will include such information as may be reasonably required in order to effect such reduction in basis.

SCHEDULE A

Members

(Dated as of January 8, 2020)

Name	Units	Percentage Interest
Jason L. Younker	1,298	[49]%
Tyler H. Younker	1,352	[51]%
TOTAL	2,650	100.00%

JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated as January 8, 2020, as amended from time to time (the "LLC Agreement"), among its members and We Own Assets, LLC   EVwinCO 1 PS, a company organized under the laws of Colorado (the "Company"). Pursuant to and in accordance with the LLC Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

The undersigned hereby makes all representations in Section 3.2 of the LLC Agreement.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of _____ .

COMPANY

Company:	We Own Assets, LLC - EVwinCO 1 PS
By:	
Printed:	Jason Younker
Title:	Managing Member

MEMBER

Signature of Investor:	
Investor Legal Name:	
Title:	